FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549



                        Report of Foreign Private Issuer
                         Pursuant to Rule 13a - 16 under
                       the Securities Exchange Act of 1934


                 For the quarterly period ended August 31, 2002



                                    ICON plc
                               (Registrant's name)



                                     0-29714
                            (Commission file number)


          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                      Yes___X___ No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                       Yes______ No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                       Yes______ No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                      Yes_______ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

                                    ICON plc

                     Quarterly Period Ended August 31, 2002


CONTENTS                                                                 Page


General .................................................................. 1

Condensed Consolidated Balance sheets -
August 31, 2002 and May 31, 2002 ......................................... 2


Condensed Consolidated Statements of Operations for the
three months ended August 31, 2002 and 2001 .............................. 3


Condensed  Consolidated  Statements  of Cash  Flows for
the three months ended August 31, 2002 and 2001 .......................... 4


Condensed Consolidated Statements of Shareholders' Equity
and Comprehensive Income ................................................. 5


Notes to the Condensed Consolidated Financial
Statements ............................................................... 6


Management's Discussion and Analysis of Financial
Condition and Results of Operations ...................................... 7


Signature Page ...........................................................15

                                    ICON plc

GENERAL

As used herein, "ICON", the "Company" and "we" refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization, or a "CRO" providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. We specialize in the management, execution and analysis of complex, multinational clinical trials. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials on a global basis. As of August 31, 2002, ICON had approximately 1,750 employees and operations in twenty-four locations in fifteen countries, including the United States, South America, South Africa and major markets in Europe and the rest of world. For the three months ended August 31, 2002, ICON derived 71.3%, 26.0% and 2.7% of its net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.


                                    ICON plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                     AS AT AUGUST 31, 2002 AND MAY 31, 2002

                                                                                           (Unaudited)        (Audited)
                                                                                            August 31,           May 31,
                                                                                                  2002              2002
                                                                                                    (in thousands)
ASSETS
Current Assets:
      Cash and cash equivalents.......................................................         $32,858         $36,291
      Short term investments (available for sale) ....................................          17,117          18,551
      Accounts receivable.............................................................          37,844          41,306
      Unbilled revenue................................................................          33,527          26,387
      Other receivables...............................................................           2,652           2,093
      Deferred taxes..................................................................             408             408
      Prepayments and other current assets............................................           4,595           5,183
                                                                                         -------------   -------------

      Total current assets............................................................         129,001         130,219
Other Assets:
      Property, plant and equipment, net..............................................          27,709          25,482
      Goodwill........................................................................          10,289          10,093
                                                                                         -------------   -------------

Total Assets..........................................................................        $166,999        $165,794
                                                                                         =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
      Accounts payable................................................................         $4,447           $5,788
      Payments on account.............................................................         21,743           19,854
      Other liabilities...............................................................         11,734           16,308
      Taxes payable...................................................................          4,074            3,601
      Bank overdraft and loan facilities..............................................         11,067           11,745
                                                                                         -------------   -------------

       Total current liabilities......................................................         53,065           57,296
Other Liabilities:
      Long term government grants.....................................................            975              937
  Shareholders' Equity:
      Ordinary Shares, par value 6 Euro cents per share; 20,000,000 shares authorized, 11,799,981 shares issued and outstanding at August 31, 2002
      and 11,798,501 shares issued and outstanding at May 31, 2002                                839              839
      Additional paid-in capital......................................................         60,374           60,348
      Accumulated other comprehensive income..........................................        (1,062)          (2,461)
      Merger reserve..................................................................             47               47
      Retained earnings...............................................................         52,761           48,788
                                                                                         -------------   -------------

Total Shareholders' Equity............................................................        112,959          107,561
                                                                                         -------------   -------------

Total Liabilities and Shareholders' Equity............................................       $166,999         $165,794
                                                                                         =============   =============


 The accompanying notes are an integral part of these condensed consolidated financial statements.



                                    ICON plc

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED AUGUST 31, 2002 AND 2001
                                   (UNAUDITED)
                                                                             Three Months Ended August 31,
                                                                                 2002            2001
                                                                                 ----            ----
                                                                     (in thousands except share and per share data)
   Revenue:
      Gross revenue..............................................                 $72,087         $47,653
      Subcontractor costs........................................                 (25,228)        (11,434)
                                                                              ------------   -------------

      Net revenue................................................                  46,859          36,219

   Costs and expenses:
      Direct costs...............................................                  25,425          18,939
      Selling, general and administrative........................                  14,643          11,729
      Depreciation and amortization..............................                   1,570           1,448
                                                                              ------------   -------------

      Total costs and expenses...................................                  41,638          32,116
                                                                              ------------   -------------

   Income from operations........................................                   5,221          4,103
   Interest income...............................................                     270            545
   Interest expense..............................................                     (84)          (201)
                                                                             ------------  -------------
                                                                             ------------  -------------

   Income before provision for income taxes......................                   5,407          4,447
   Provision for income taxes....................................                  (1,434)        (1,117)
                                                                             ------------  -------------

   Net income....................................................                  $3,973         $3,330
                                                                             ============  =============
   Net income per Ordinary Share:
      Basic......................................................                   $0.34          $0.29
                                                                             ============  =============
       Diluted...................................................                   $0.33          $0.27
                                                                             ============  =============

Weighted average number of Ordinary Shares outstanding:

        Basic....................................................              11,798,354      11,499,311
                                                                              ============   =============

        Diluted..................................................              12,147,634      12,260,317
                                                                              ============   =============


 The accompanying notes are an integral part of these condensed consolidated financial statements.



                                    ICON plc

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED AUGUST 31, 2002 AND 2001
                                   (UNAUDITED)
                                                                                      Three Months Ended August 31,
                                                                                          2002              2001
                                                                                          ----              ----
                                                                                               (in thousands)
Cash flows from operating activities:
Net income................................................                               $3,973             $3,330
Adjustments to reconcile net income to net cash
provided by/ (used in) operating activities:..............
   Loss on disposal of fixed assets.......................                                    4                  5
   Depreciation...........................................                                1,570              1,448
   Amortization of grants.................................                                  (5)                (3)
Changes in assets and liabilities:
   Decrease in accounts receivable........................                                4,231              6,409
   Increase in unbilled revenue...........................                              (6,975)            (6,496)
   Decrease in other receivables..........................                                  547              1,842
   Decrease/ (increase) in prepayments and other current assets                             779              (580)
   Increase in payments on account........................                                1,828              1,432
   Decrease in other liabilities..........................                              (2,698)            (1,493)
   Increase in income taxes payable.......................                                  368              1,043
   (Decrease)/ increase in accounts payable...............                              (1,587)                316
                                                                                 ---------------    ---------------

Net cash provided by operating activities.................                                2,035              7,253
Cash flows from investing activities:
   Purchase of fixed assets...............................                              (3,130)            (2,013)
   Sale of short term investments.........................                                6,072              6,965
   Purchase of short term investments.....................                              (4,638)                  -
   Deferred payments in respect of prior year acquisitions                              (3,078)            (2,591)
                                                                                 ---------------    ---------------

Net cash (used in)/ provided by investing activities......                              (4,774)              2,361
Cash flows from financing activities:
Repayment of bank overdraft...............................                                (678)              (917)
Repayment of long term debt...............................                                    -               (27)
Proceeds from exercise of share options...................                                   26              1,899
Repayment of  other liabilities...........................                                    -               (17)
                                                                                 ---------------    ---------------
Net cash (used in)/ provided by financing activities......                                (652)                938
Effect of exchange rate movements on cash.................                                 (42)                402
                                                                                 ---------------    ---------------
                                                                                                            10,954
Net (decrease)/ increase in cash and cash equivalents.....                              (3,433)
Cash and cash equivalents at beginning of period..........                               36,291             11,179
                                                                                 ---------------    ---------------

Cash and cash equivalents at end of period................                              $32,858            $22,133
                                                                                 ===============    ===============

The accompanying notes are an integral part of these condensed consolidated financial statements.



                                    ICON plc

 CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                   (UNAUDITED)

                                                                              Accumulated
                                                              Additional         Other
                                                               Paid-in       Comprehensive    Retained    Merger
                                         Shares      Amount    Capital          Income        Earnings    Reserve     Total
                                         ------      ------    -------          ------        --------    -------     -----

                                                     (dollars in thousands, except share data)


     Balance at May 31, 2002........   11,798,501      $839     $60,348          ($2,461)     $48,788        $47   $107,561


     Comprehensive Income:
   Net income.......................           -          -           -                -        3,973          -      3,973
   Currency translation adjustment..           -          -           -            1,399            -          -      1,399
                                                                                                                      -----
   Total comprehensive income.......                                                                                  5,372
   Exercise of Share Options........       1,480          -          26                -            -          -         26
                                      ----------      -----     --------          -------     -------     ------   --------
     Balance at August 31, 2002.....  11,799,981       $839     $60,374          ($1,062)     $52,761        $47   $112,959
                                      ==========      =====     ========         ========     =======     ======   ========


The accompanying notes are an integral part of these condensed consolidated financial statements.


                                    ICON plc

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                                 AUGUST 31, 2002


1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates. There has been no significant change in ICON plc's accounting policies from those outlined in ICON's annual report on Form 20-F for the year ended May 31, 2002, except as described below.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with the United States generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON's 2002 annual report on Form 20-F. Operating results for the three months ended August 31, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending May 31, 2003.


2. Net income per Ordinary Shares

Basic net income per Ordinary Share has been computed by dividing net income available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted net income per Ordinary Share is computed by adjusting the weighted average number of Ordinary Shares outstanding during the period for all potentially dilutive Ordinary Shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential Ordinary Shares.

There is no difference in net income used for basic and diluted net income per Ordinary Share. The reconciliation of the number of shares used in the computation of basic and diluted net income per Ordinary Share is as follows:



                                                           Three Months Ended
                                                               August 31,

                                                              2002        2001
                                                              ----        ----

Weighted average number of Ordinary Shares outstanding
for basic net income per Ordinary Share                  11,798,354  11,499,311
Effect of dilutive share options outstanding                349,280     761,006
                                                        ------------------------
Weighted average number of Ordinary Shares for diluted
net income per Ordinary Share                            12,147,634  12,260,317
                                                        ========================

ICON plc


Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related Notes thereto included in ICON's Annual Report on Form 20-F for the fiscal year ended May 31, 2002. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

The Company is a contract research organization, providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. It specializes in the management, execution and analysis of complex multi-national clinical trials. The Company, headquartered in Dublin, Ireland, began operations in 1990 and, to date, has expanded its business through internal growth and strategic acquisitions. As of August 31, 2002, the Company had approximately 1,750 employees and operations in twenty-four locations in fifteen countries, including the United States, South America, South Africa and major markets in Europe and Rest of World. In the three months ended August 31, 2002, the Company derived 71.3%, 26.0% and 2.7% of its net revenue in the United States, Europe and the rest of world, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, often upon the signing of a letter of intent, and the balance of the contract fee is generally payable in instalments over the study or trial duration, based on the achievement of certain performance targets or "milestones." Revenue for contracts is recognized on a percentage of completion basis as work is performed. As is customary in the CRO industry, the Company subcontracts with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, the Company views net revenue as its primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

As the nature of the Company's business involves the management of projects having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as the Company typically works with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

The Company, although domiciled in Ireland, reports its results in U.S. dollars. As a consequence, the results of its non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.

In addition to translation exposures, the Company is also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. The Company has nine operations trading in U.S. dollars, four trading in Euros, two in pounds Sterling, and one each in Australian dollars, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, South African Rands, Argentine Peso and Indian Rupee. The Company's operations in the United States are not materially exposed to such currency differences as the majority of its revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of its activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of the Company's offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on the Company's results of operations. The Company regularly reviews its currency exposures and hedges a portion of these, using forward exchange contracts, where natural hedges do not cover them. The introduction of the Euro on January 1, 1999, also reduced the exposures of the Company as four of its offices, and many of the countries where it is carrying out projects are within the Euro zone.

The Company has received capital and revenue grants from Forbairt, an Irish government agency. The Company records capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of a downsizing of the Company calculated by reference to any reduction in employee numbers. The Company has not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to August 31, 2002, the Company had received $1,136,254 and $1,032,580 under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements the Company is restricted from distributing some of these amounts by way of dividend or otherwise.

As the Company conducts operations on a global basis, the Company's effective tax rate has depended and will depend on the geographic distribution of its revenue and earnings among locations with varying tax rates. The Company's results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of the Company's results of operations among various tax jurisdictions changes, the Company's effective tax rate may vary significantly from period to period.


Results of Operations

Three Months Ended August 31, 2002 Compared with Three Months Ended August 31, 2001

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.


                                                       Three Months Ended
                                                   August 31,      August 31,                        2002
                                                     2002             2001                          to 2001
                                                                                                  Percentage
                                                    Percentage of Net Revenue                      Increase

Net revenue............................               100%             100.0%                          29.4%
Costs and expenses:
Direct costs...........................              54.3%              52.3%                          34.2%
Selling, general and administrative....              31.2%              32.4%                          24.8%
Depreciation and amortization..........               3.4%               4.0%                           8.4%
Income from operations.................              11.1%              11.3%                          27.2%


Net revenue increased by $10.7 million, or 29.4%, from $36.2 million to $46.9 million. This increase arose through a combination of increased business from existing clients and business won from new clients. Of the total increase, revenues in the United States, Europe/Rest of World grew by 33.9% and 19.5%, respectively.

Direct costs increased by $6.5 million, or 34.2%, from $18.9 million to $25.4 million, primarily due to increased staff numbers needed to support increased project related activity. Direct costs as a percentage of net revenue increased from 52.3% in the three months to August 31, 2001, to 54.3% for the quarter ended August 31, 2002.

Selling, general and administrative expenses increased by $2.9 million, or 24.8%, from $11.7 million to $14.6 million. The increase in costs is due to the continued expansion of the Company's operations. As a percentage of net revenue, selling, general and administrative expenses decreased from 32.4% in the three months to August 31, 2001, to 31.2% for the quarter ended August 31, 2002.

Depreciation and amortization expense increased by $0.1 million, or 8.4%, over the same quarter last year. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue depreciation and amortisation decreased from 4.0% of net revenues in the three months to August 31, 2001 to 3.4% for the quarter ended August 31, 2002.

Income from operations increased by $1.1 million, or 27.2%, from $4.1 million to $5.2 million. As a percentage of net revenue, income from operations decreased from 11.3% for the three months ended August 31, 2001 to 11.1% of net revenues for the three months ended August 31, 2002.

Net interest income for the three months ended August 31, 2002 was $0.2 million compared to $0.3 million for the equivalent period last year. Net cash invested decreased from $43.1 million at May 31, 2002 to $38.9 million at August 31, 2002. Lower average interest rates for the first quarter of fiscal 2003, when compared to the same period last year contributed to the lower returns on our investments.

The Company's effective tax rate for the three months ended August 31, 2002 was 26.5% compared to 25.1% for the comparable period last year. The increase in the effective rate was due to a change in the geographic distribution of pre-tax earnings.


Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since its inception, the Company has financed its operations and growth primarily with cash flow from operations. In addition, in May 1998, the Company received approximately $49.1 million in net proceeds from its initial public offering. The Company's principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation, excluding stock compensation expense, paid by the Company and its subsidiaries in the three months ended August 31, 2001 and August 31, 2002 amounted to $19.8 million and $27.8 million, respectively. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements.

The Company's clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on a percentage of completion basis as the work is performed. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

As of August 31, 2002, the Company's working capital amounted to $75.9 million, compared to $72.9 million at May 31, 2002. The most significant influence on the Company's operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 63 days at August 31, 2002, and 67 days at May 31, 2002.

Net cash provided by operating activities was $2.0 million in the three months ended August 31, 2002, compared to $7.3 million in the three months ended August 31, 2001.

Net cash used in investing activities was $4.8 million in the three months ended August 31, 2002, compared to $2.4 million provided by investing activities in the three months ended August 31, 2001.

Net cash used in financing activities was $0.7 million in the three months ended August 31, 2002, compared with $0.9 million provided by financing activities in the three months ended August 31, 2001.

As a result of these cash flows, cash and cash equivalents decreased by $3.4 million in the three months ended August 31, 2002, compared to an increase of $11.0 million in the three months ended August 31, 2001.

On November 17, 1998, the Company entered into an overdraft facility (the "A.I.B. facility") for (euro)2.5 million (U.S.$2.5 million) with Allied Irish Banks plc ("A.I.B."). This facility bears interest at an annual rate equal to A.I.B. Bank's Prime Rate. The full sum of the unpaid principal and interest is due and repayable on demand. This A.I.B. facility will be reviewed on September 30, 2003. As of August 31, 2002, (euro)1.1 million (U.S.$1.1 million) was available to be drawn.

The Company's U.S. subsidiary, ICON Clinical Research, Inc. (the "Borrower"), has a $12 million secured line of credit (the "PNC Facility") with PNC Bank N.A ("P.N.C."). Borrowings under the PNC Facility must be the lesser of (a) $12 million and (b) the sum of (i) 80% of the borrower's gross accounts receivables less than 90 days from the date of invoice issuance ("Qualified receivables") plus (ii) 50% of gross unbilled receivables less than 90 days ("Qualified unbilled receivables") provided always that drawings against Qualified unbilled receivables shall at not time exceed 50% of drawings against Qualified receivables. The PNC

Facility bears interest at an annual rate equal to PNC's Prime Rate plus one-quarter percent. The full sum of the unpaid principal and interest is due and payable on demand. The PNC Facility is secured by a first priority security interest in certain assets of the Borrower. This facility will expire on December 31, 2002. As of August 31, 2002, $9.1 million was drawn down of the available $12 million.

The Company has entered into an overdraft agreement with A.I.B., whereby the Company guarantees any overdrafts of its subsidiaries, ICON Clinical Research GmbH and ICON Clinical Research Israel Ltd., up to an amount (euro)112,484 (U.S.$110,522) and U.S.$250,000 (ILS 1,165,610), respectively. As of August 31,
2002, the full German facility and Israeli facility were available to be drawn down.

The Company expects to spend approximately U.S.$15 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices and expects an increased level of spending in subsequent years. The Company believes that it will be able to fund its additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, the Company will consider acquiring further businesses to enhance its service offerings and global presence. Any such acquisitions may require additional external financing and the Company may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Company.

On October 9, 2002 the Company completed an acquisition of Barton & Polansky Associates, Inc. and its sister company Managed Clinical Solutions, Inc., contract research organisations in New York, New York.


Business Segment Information

The Company has adopted the provisions of SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" which established new standards for reporting segmental information.

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Japan, Israel, Singapore, South Africa and India. Segment information for the periods ended August 31, 2002 and 2001 are as follows:

     a) The distribution of net revenue by geographical area was as follows:

                                                 Three months ended August 31,
                                                       2002               2001
                                                           (in thousands)
  Ireland*                                           $5,166             $4,407
  Rest of Europe                                      7,015              6,113
  U.S.                                               33,394             24,948
  Other                                               1,284                751
  ------------------------------------------------------------------------------

  Total                                             $46,859            $36,219
  ------------------------------------------------------------------------------
  * All sales shown for Ireland are export sales.

     b) The distribution of net revenue by business segment was as follows:

                                                 Three months ended August 31,
                                                       2002               2001
                                                           (in thousands)
  Central laboratory                                 $7,187             $5,000
  Clinical research                                  39,672             31,219
  ------------------------------------------------------------------------------

  Total                                             $46,859            $36,219
  ------------------------------------------------------------------------------


     c) The distribution of income from operations by geographical area was as follows:

                                                 Three months ended August 31,
                                                     2002               2001
                                                         (in thousands)
       Ireland                                        $17             $1,046
       Rest of Europe                                 593              (137)
       U.S.                                         4,411              3,229
       Other                                          200               (35)
       -------------------------------------------------------------------------

       Total                                       $5,221             $4,103
       -------------------------------------------------------------------------


     d) The distribution of income from operations by business segment was as follows:

                                                  Three months ended August 31,
                                                      2002               2001
                                                           (in thousands)
       Central laboratory                             $797               $224
       Clinical research                             4,424              3,879
       -------------------------------------------------------------------------

       Total                                        $5,221             $4,103
       -------------------------------------------------------------------------


     e) The distribution of property, plant and equipment, net, by geographical area was as follows:

                                                August 31,            May 31,
                                                      2002               2002
                                                         (in thousands)
       Ireland                                     $11,294             $9,795
       Rest of Europe                                3,633              3,581
       U.S.                                         12,098             11,438
       Other                                           684                668
       -------------------------------------------------------------------------

       Total                                       $27,709            $25,482
       -------------------------------------------------------------------------


     f) The distribution of property, plant and equipment, net, by business segment was as follows:

                                                 August 31,            May 31,
                                                       2002               2002
                                                          (in thousands)
       Central laboratory                            $3,114             $2,721
       Clinical research                             24,595             22,761
       -------------------------------------------------------------------------

       Total                                        $27,709            $25,482
       -------------------------------------------------------------------------

     g) The distribution of depreciation and amortization by geographical area was as follows:

                                              Three months ended August 31,
                                                       2002               2001
                                                          (in thousands)
       Ireland                                         $481               $292
       Rest of Europe                                   250                207
       U.S.                                             791                897
       Other                                             48                 52
       -------------------------------------------------------------------------

       Total                                         $1,570             $1,448
       -------------------------------------------------------------------------


     h) The distribution of depreciation and amortization by business segment was as follows:

                                                 Three months ended August 31,
                                                      2002               2001
                                                           (in thousands)
       Central laboratory                             $163               $222
       Clinical research                             1,407              1,226
       -------------------------------------------------------------------------

       Total                                        $1,570             $1,448
       -------------------------------------------------------------------------


     i) The distribution of net assets by geographical area was as follows:

                                                         August 31,     May 31,
                                                               2002        2002
                                                               (in thousands)
       Ireland                                              $36,526     $25,304
       Rest of Europe                                         7,576       7,675
       U.S.                                                  29,265      25,339
       Other                                                  1,797       1,697
       -------------------------------------------------------------------------
       Segmental net assets                                  75,164      60,015
       Group liquid resources not allocated to segments      20,616      28,820
       Group interest bearing assets and liabilities
       not allocated to segments                             17,179      18,726
       -------------------------------------------------------------------------

       Total                                               $112,959    $107,561
       -------------------------------------------------------------------------


       j) The distribution of net assets by business segment was as follows:

                                                  August 31,            May 31,
                                                        2002               2002
                                                           (in thousands)
       Central laboratory                             $6,544
                                                                         $4,078
       Clinical research                             106,415            103,483
       -------------------------------------------------------------------------

       Total                                        $112,959           $107,561
       -------------------------------------------------------------------------

Inflation

The Company believes the effects of inflation generally do not have a material adverse impact on its operations or financial conditions.

New Accounting Pronouncements

Effective June 1, 2001, ICON adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and 138. SFAS No.133 requires that all derivative instruments are recognized as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent of holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders' equity as a component of other comprehensive income, depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. Changes in the fair value of derivative instruments not designated as hedges are recognised currently in earnings. The Company enters into foreign exchange currency contracts to manage its exposure against currency fluctuations on anticipated Euro denominated cashflows. Prior to the adoption of SFAS No.133, the Company's foreign exchange contracts did not qualify for hedge accounting treatment. Under SFAS No. 133, the Company continues to not qualify for hedge accounting treatment. As a result, the transition to SFAS No. 133 had no impact on the financial statements of the Company.

In July 2001 the Financial Accounting Standards Board ("FASB") issued two new statements: SFAS No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Those Statements change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. Second, SFAS No.142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption. Thus, amortization of goodwill, including goodwill recorded in past business combinations ceased upon adoption of SFAS No. 142. ICON adopted SFAS No 142, effective June 1, 2001. The Company completed the transitional assessment of goodwill impairment during the year and the assessment indicates that there is no charge for impairment.

In July 2001 the FASB issued SFAS No. 143, " Accounting for Asset Retirement Obligations". SFAS No. 143, which is effective for fiscal years beginning after 15 June, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-live asset. Over time, the liability is accreted to its expected settlement amount each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. ICON has not yet adopted this new standard and is currently assessing the impact of the standard but its adoption is not expected to have a material impact on the results of operations and financial position.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions for the disposal of a segment of a business of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. SFAS No. 144 also retains the basic provisions of APB Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). The Company adopted SFAS No. 144 on June 1, 2002. Adoption of SFAS No.144 will not have a material impact on the Company's results of operations and financial position.

In April 2002, the FASB issued SFAS No.145, "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections". SFAS No.145 provides for the rescission of several previously issued accounting standards, new accounting guidance of the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning June 1, 2003, except for the provisions relating to the amendment of SFAS No.13, which will be adopted for the transactions occurring subsequent to May 15, 2002. Adoption of SFAS No.145 will not have a material impact on the Company's results of operations and financial position.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging

Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Costs Incurred in a Restructuring". The statement also establishes that fair value is the objective for initial measurement of the liability. The statement is also effective for exit or disposal activities initiated after December 31, 2002. The company does not expect that the adoption of SFAS No. 146 will have a material impact on its consolidated financial statements.

Legal Proceedings

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                         ICON plc





October 30, 2002                         /s/ Sean Leech
-----------------------------------      -----------------------------------
Date                                     Sean Leech
                                         Chief Financial Officer